Exhibit 99.1

ProQR spins out all Dystrophic Epidermolysis Bullosa activities into newly formed Wings Therapeutics created by EB Research Partnership

LEIDEN, Netherlands & CAMBRIDGE, Mass., Mar. 26, 2019 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced the strategic spin out of the Dystrophic Epidermolysis Bullosa (DEB) activities into the newly formed company, Wings Therapeutics.

Wings Therapeutics is formed and financed by EB Research Partnership (EBRP), the largest global non-profit dedicating to treating and curing EB. Wings Therapeutics will be led by interim CEO Mark de Souza, PhD, former CEO of Lotus Tissue Repair and Hal Landy, MD, former medical advisor to Lotus Tissue Repair and CMO of Enobia. Wings Therapeutics will focus on developing therapies for Dystrophic Epidermolysis Bullosa and continue to conduct clinical trials with QR-313 in exon 73 as well as progress other RNA molecules that are designed for other mutations that cause DEB. ProQR has a minority stake in Wings Therapeutics and will be eligible for milestone and royalty rights to commercial products. Financial details were not disclosed.

Subsequent to a planned interim analysis and strategic review, management has elected to transfer conduct and completion of the ongoing Phase 1/2 study to Wings Therapeutics. The ongoing Phase 1/2 trial in patients with DEB due to a mutation in exon 73 will remain blinded and continues to enroll patients. ProQR will work closely with Wings Therapeutics and EBRP to support its efforts to advance QR-313 for patients with DEB.

“DEB is a very severe disease for which we hope QR-313 one day will become a therapy for patients that suffer from it. We are pleased to have entered into this agreement to see the programs getting developed in a dedicated effort,” said Daniel A. de Boer, CEO at ProQR. “With this transaction we’ve now fully focused our development pipeline on the ophthalmology programs in pursuit of our Vision 2023 strategic objectives.”

“I look forward to working again with Hal and the EBRP to apply our experience in DEB drug development to develop transformational therapies for DEB patients” said Mark de Souza, interim CEO of Wings Therapeutics.

“We are very pleased with this strategic transaction. In partnership with Mark and Hal, we are able to focus Wings Therapeutics solely on exon skipping therapy for treating EB” said Alex Silver, Chairman at EBRP. “We are grateful for ProQR’s work to develop exon skipping drugs for DEB, their continued partnership to advance QR-313 through clinical trials, and we look forward to continuing on this path.”

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis

10 and Usher syndrome type 2. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About Wings Therapeutics

Wings Therapeutics is engaged in the development of transformational therapies for Dystrophic Epidermolysis Bullosa. It is the company’s mission to improve the lives of patients living with DEB, and eventually cure it. To learn more about Wings Therapeutics visit www.wingstherapeutics.com.

About EB Research Partnership

Founded by a dedicated group of parents and Jill and Ed Vedder (Pearl Jam), EB Research Partnership (EBRP) is the largest 501(c)(3) nonprofit dedicated to funding research aimed at treating and ultimately curing Epidermolysis Bullosa (EB), a group of devastating and life-threatening skin disorders that affect children from birth. EB Research Partnership works to treat and cure EB as quickly and efficiently as possible and fulfills their mission by partnering with non-profit and for-profit organizations, foundations, individual donors, and the EB and research communities.

EB Research Partnership utilizes an innovative business model of venture philanthropy, when making a grant to a research project they retain the added upside of generating a recurring revenue stream if the therapy or product is commercially successful, then use the return on investment to fund additional EB research until a cure is found. To learn more about EB Research Partnership visit www.ebresearch.org.

About Epidermolysis Bullosa

Epidermolysis bullosa (EB) is a group of rare genetic skin diseases of which dystrophic EB (DEB) is one of the most severe forms. DEB is caused by a mutation in the COL7A1 gene which is responsible for the formation of the collagen type C7 protein that anchors fibrils that bind the inner and outer skin layers together. This mutation causes a loss of the anchoring fibrils resulting in fragile skin. People with DEB live with constant pain and have a high risk of malnutrition and infections. Symptoms include poorly healing wounds, skin infections, fusion of fingers and toes, anemia, gastrointestinal tract problems and with adulthood some develop very aggressive forms of skin cancer. There are no approved treatment options available that target the underlying cause of DEB.

About QR-313

QR-313 is a potential first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce a functional C7 protein, thereby restoring functionality of the anchoring fibrils. The clinical development of QR-313 is supported with funding from EB Research Partnership and EB medical Research Foundation. QR-313 has been granted orphan drug designation in the United States and the European Union.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-313 and its clinical development and therapeutic potential, including commencement of the trial, trial design and timing of results from this trial, the collaboration with EBRP and the intended benefits thereof, including milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, regulatory review or approval process, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Lisa Hayes

Vice President of Investor Relations and Corporate Communications

T: +1 202 360 4855

lhayes@proqr.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

Sara@lifescipublicrelations.com